[Letterhead of On The Go Healthcare, Inc]




July 12, 2002


Shustak Jalil & Heller
545 MADISON AVENUE
New York, New York 10022
TELEPHONE  (212) 688-5900
FACSIMILE: (212) 688-6151

Re:  Letter Agreement As to Payment of Services Previously Rendered


Dear Mr. Heller:

This letter agreement (the "Agreement") sets forth our understanding whereby On The Go Healthcare, Inc. ("OTG") has agreed to issue to Shustak Jalil & Heller (the "Firm") One Hundred and Twenty Five Thousand (125,000) shares of OTG common stock (the "Shares") in lieu of cash payment for legal services previously rendered to OTG by the Firm.

The Shares shall be registered on Form S-8 with the Securities and Exchange Commission (the "Registration Statement").

By signing this Agreement below, Firm acknowledges and agrees that the amount set forth above includes payment for the preparation and filing of the Form S-8 registration statement in which the Shares being delivered to the Firm as set forth herein are covered.

OTG acknowledges and agrees that the Firm, has at all times rendered good, adequate and legally sufficient services for OTG, and has performed in accordance with the requests of OTG in a timely, competent and professional manner, and that OTG has no claims against the Firm.

By signing this Agreement, OTG, hereby acknowledge that they are entering into and signing this Agreement of their own free will, and that we have been advised to seek independent legal counsel prior to entering into and performing any aspect of this Agreement. In particular, we acknowledges our understanding that the issuance of shares in a corporation to legal counsel which will continue to provide legal services for such corporation may create actual conflicts of interest in the future, and may potentially render the continued provision of legal services to such corporation impracticable or improper under certain situations. We acknowledge that they have either obtained such independent counsel, or voluntarily waived the right to do so after being advised to by a representative of the Firm.

This Agreement is made in Canada and shall be governed by and construed in accordance with the internal laws of the Province of Ontario applicable to the enforcement and operation of such instruments within this Province, without giving effect to principles of conflicts of law applied thereby.

The provisions of this Agreement are severable, and if any one or more provisions is determined to be illegal, indefinite, invalid or otherwise unenforceable, in whole or in part, by any court of competent jurisdiction, then the remaining provisions of this Agreement and any partially unenforceable provisions to the extent enforceable in the pertinent jurisdiction, shall continue in full force and effect and shall be binding and enforceable on the parties.

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This letter memorializes in writing the agreement made with OTG and the Firm.
If this letter correctly sets forth your understanding and agreement with respect to the matters mentioned above, please execute and return one copy of this Agreement to the undersigned via facsimile and U.S. Mail and we will forward the certificates evidencing the issuance of the Shares at our earliest convenience.


Very truly yours,


On The Go Healthcare, Inc



/s/Stuart Turk
---------------------------
Stuart Turk
President




The undersigned hereby confirms and agrees that this letter, effective as of July 12, 2002, sets forth our complete understanding and agreement with On The Go Healthcare, Inc



Shustak Jalil & Heller



By: /s/Richard Heller
---------------------------
Richard Heller


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